Dejour B-100 Woodrush Oil Well Swab Tests at 400 BOPD

VANCOUVER, British Columbia--(BUSINESS WIRE)—January 13, 2015 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Woodrush/Hunter Project (“Woodrush”) in NE British Columbia.

Dejour has successfully production tested the B-100 Halfway oil step out well at rates of up to 500 BOPD over a seven hour swab evaluation. Pump jack installation and tie-in to existing gathering lines is expected to commence later this week to produce this premium light 44 API to the main facility.

Post perforation well response confirms that this well is a southerly extension of the main Woodrush Halfway pool which is currently under waterflood. The placement of this well will allow for much improved waterflood management. The Company owns a 99% working interest in this well and is the project operator.

"This latest oil well development is very good news for all Dejour shareholders. We should now comfortably exceed our gross production target of 700 BOEPD from Woodrush. It also allows for improved waterflood management that is expected to translate into improved ultimate recoveries. Coupled with the Gething discovery well, our Fort St. John unit has made great strides in realizing our 2015 production profile goal while allowing us to more efficiently utilize the substantial infrastructure and in place pipeline capacity now owned by the Company, following the acquisitions made in 2014," states Robert L. Hodgkinson, Chairman & CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,500 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations - New York
callison@dejour.com